

February 27, 2015

Via E-mail
Mr. Frank P. Simpkins
Vice President and Chief Financial Officer
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

> **Re:** **Kennametal, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 13, 2014**
> **Form 10-Q for the Quarter Ended December 31, 2014**
> **Filed February 3, 2015**
> **File No. 001-05318**

Dear Mr. Simpkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 11. Income Taxes, page 45

1.   We note that in 2014, you recorded a charge of $7.2 million relating to undistributed foreign earnings of a particular subsidiary that you no longer considered permanently reinvested. We note that you continue to consider your other undistributed foreign earnings to be permanently reinvested. Please clarify for us the reasons for the repatriation of certain foreign earnings during the period. In this regard, please also clarify if the reference to the potential repatriation of foreign earnings in your January 29, 2015 conference call is related to the charge recorded in 2014 or if it is a separate repatriation of foreign earnings.

Note 19. Segment Data, page 37

2.   We note that you have two reportable operating segments: Industrial and Infrastructure.
        We note that you have a number of different product groupings and that you serve a
        number of diverse markets. We also note that in the quarter ended December 31, 2014
        you recorded a significant goodwill impairment charge relating to a portion of your
        Infrastructure reportable segment. Finally, we note that in 2013 you completed a
        significant acquisition and it appears you are still in the process of integrating that
        business into your existing business. Please provide us with additional details to help us
        understand how you have considered the guidance in FASB ASC 280. Specifically
        discuss the following:

   - Tell us how many operating segments you concluded you have based on the
     guidance in FASB ASC 280-10-50-1. Provide us with your analysis that supports
     that conclusion.
   - Identify for us your chief operating decision maker and provide us with your
     analysis that supports that conclusion. Refer to FASB ASC 280-10-50-5.
   - If either of your reportable segments results from the aggregation of two or more
     operating segments, provide us with your analysis of how you considered the
     aggregation criteria outlined in FASB ASC 280-10-50-11.
   - In light of the different products described in the filing, including those listed on
     pages 10 and 11, tell us how you have considered FASB ASC 280-10-50-40 and
     why you ultimately concluded that such disclosure is not required.

Form 10-Q for the Quarter Ended December 31, 2014

Note 18. Goodwill and Other Intangible Assets, page 18

3.   We note your disclosures here that you recognized a $375 million goodwill impairment
        loss related to your Infrastructure segment. Please explain to us in more detail how you
        determined the amount of goodwill impairment. Explain in greater detail the "other
        factors" that you reference in your disclosures regarding the impairment charge.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief